ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

3 September 2013

Director/PDMR Shareholding

Reed Elsevier announces that it received notification yesterday that on 30 August 2013, Mr Erik Engstrom, a director Reed Elsevier PLC, acquired 13 Reed Elsevier PLC ordinary shares at 806.26p following reinvestment of the 2013 interim dividend.

As result of the above transactions, Mr Engstrom’s current interest in the share capital of Reed Elsevier is as follows:

•	110,553 Reed Elsevier PLC ordinary shares

•	511,756 Reed Elsevier NV ordinary shares